UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

ELECSYS CORPORATION
(Exact name of registrant as specified in its charter)

Kansas	48-1099142
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

846 N. Mart-Way Court Olathe, Kansas (Address of principal executive offices)	66061 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.    DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The shares of the Registrant's Common Stock are not subject to redemption and do not have conversion or preemptive rights or sinking fund provisions. In the event of a liquidation of the Registrant, holders of Common Stock are entitled to receive, pro rata, all net assets of the Registrant. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Registrant's Board of Directors, in its discretion, out of funds legally available therefor. The terms of the Registrant's Credit Agreement prohibit the Registrant from paying dividends while any obligations are outstanding under such agreement.  The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders.

The Registrant's Articles of Incorporation ("Articles") divide the Board of Directors into three classes, as nearly equal in number as the number of directors permits. Directors in each class serve succeeding three-year terms. The directors serve staggered terms, with the term of one class expiring each year.

Classification of the Board of Directors may have the effect of making the removal of incumbent directors more time consuming and difficult, and, therefore, may have the effect of discouraging an unsolicited takeover attempt or any attempt to gain control of the Board of Directors through a proxy solicitation. This classification provision, however, could make it more difficult to change the majority of the directors for business reasons unrelated to a change of control, such as director nonperformance. Any vacancy on the Board of Directors may be filled by vote of a majority of the directors then in office for the unexpired term of the vacant directorship.

The classification provision of the Articles may be amended or repealed only by the affirmative vote of the holders of at least 67% of the outstanding shares of the capital stock of the Registrant entitled to vote generally in the election of directors. Under Kansas law, any or all directors of a nonclassified board may be removed without cause by the unilateral action of the holders of a majority of the outstanding voting stock, but a director on the classified board may be removed under the Articles only for cause upon the vote of the holders of a majority of the outstanding shares of the capital stock of the Registrant entitled to vote generally in the election of directors. Preventing removal of directors other than for cause may impede the sudden removal of directors, thereby making it more difficult to change the composition or take control of the Board of Directors.

Under the Registrant's Bylaws, stockholders are permitted to call a special meeting of the stockholders of the Registrant only by request of the holders of 67% of the outstanding capital stock entitled to vote generally in the election of directors. The Articles require the affirmative vote of not less than 67% percent of the outstanding shares of the capital stock of the Registrant entitled to vote generally in the election of directors to amend, alter or repeal any provision regarding the number of and classification of directors and certain other provisions of the Articles.

The Kansas General Corporation Code imposes limitations on the voting rights of shares of capital stock of a Kansas corporation acquired in a "control share acquisition." The Kansas statute defines a "control share acquisition" as one which surpasses the 20%, 33-1/3% or 50% of outstanding stock levels, and requires a majority stockholder vote, both including and excluding shares owned by the acquiring person and officers and employee-directors of the issuing corporation, to accord voting rights to stock acquired in a control share acquisition. The statute also requires Kansas corporations to hold a special meting at the request of an actual or proposed control share acquiror, generally within 50 days after a request is made with the submission of an "acquiring person's statement," but only if the acquiring person gives an undertaking to pay the corporation's expense in calling a special meeting of the stockholders. In addition, unless the charter or bylaws provide otherwise, the statute gives the Kansas corporation, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or an "acquiring person's statement" is not delivered to the Kansas corporation within 10 days following a control share acquisition. Moreover, unless the charter or bylaws provides otherwise, the statute provides that if before a control share acquisition occurs, voting rights are accorded to control shares which results in the acquiring person having a majority voting power, then minority stockholders have dissenters' rights.  An acquisition of shares may be exempted from the control share statute provided that a charter or bylaw provision is adopted for such purpose prior to the control share acquisition. There are no such provisions in the Articles or the Registrant's Bylaws.

ITEM 2.    EXHIBITS

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Elecsys Corporation

Date: March 9, 2009	By:	/s/ Todd A. Daniels
Todd A. Daniels
Chief Financial Officer